# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Oddity Tech Ltd, CIK 0001907085
CUSIP: M7518J104
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 8 HAHARASH, 8 HAHARASH, TEL AVIV-JAFFA, Israel (L3), 6761304
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001088875-23-000106
Filed by CIK 0001088875

## Reporting persons
- BAILLIE GIFFORD & CO: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 7,309,544; shared voting power 0; sole dispositive power 7,336,613; shared dispositive power 0; aggregate amount beneficially owned 7,336,613 (21.2% of the class)

## Item 1. Issuer
Name of issuer: Oddity Tech Ltd
Address of issuer's principal executive offices: 8 HAHARASH, 8 HAHARASH, TEL AVIV-JAFFA, ISRAEL, 6761304.

## Item 2. Person Filing
Name of person filing: Baillie Gifford & Co
Address of principal business office or, if none, residence:
3 Haymarket Square
Edinburgh
EH3 8RY
Scotland
UK
Citizenship: Scotland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Investment Adviser

## Item 4. Ownership
Amount beneficially owned: 7,336,613
Percent of class: 21.22
Sole power to vote or to direct the vote: 7,309,544
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 7,336,613
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Securities reported on this Schedule 13G as being beneficially owned by Baillie Gifford & Co. are held by Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients.

Securities representing more than 5% of the class are held on behalf of the Scottish Mortgage Investment Trust, a UK registered investment Company managed by Baillie Gifford & Co.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Investment Adviser is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- BAILLIE GIFFORD & CO: Grant Meikle, Regulatory Reporting Manager (10/20/2026)